

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 31, 2022

Benoit Autier
Chief Accounting Officer
GraniteShares Gold Trust
205 Hudson Street
7th Floor
New York, NY 10013

> **Re: GraniteShares Gold Trust**
> **Registration Statement on Form S-3**
> **Filed March 22, 2022**
> **File No. 333-263774**

Dear Mr. Autier:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Form S-3 filed March 22. 2022

Prospectus Summary, page 2

1.   Please prominently discuss here and in the Description of the Gold Industry on page 16 the impact of current geopolitical events on the gold market and the Trust. Please place this discussion in context by quantifying the relative contribution of Russia and Ukraine in the gold market. If you do not expect the impact to be material, please discuss why.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       Please contact Jessica Livingston at 202-551-3448 or Sandra Hunter Berkheimer at 202-551-3758 with any questions.

       Sincerely,

       Division of Corporation Finance
       Office of Finance

cc: Naveen Pogula